08001417

March 20, 2008

2008 MAR 25 A 5:41

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 032/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2008.

  Date: March 20, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Faithfully yours,

Mr. Pongsamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

3/25

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 20, 2008

AIS-CP 032/2008

March 20, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2008.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 3/2008, which is held on March 20, 2008 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Phayathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting (Special Agenda) held on February 11, 2008 and the Minutes of the Board of Directors' Meeting No. 2/2008 held on February 19, 2008.
2. Approved the Company's Annual Registration Statement for 2007 (SEC Form 56-1)
3. Approved the capital increase in Super Broadband Network Co., Ltd. (SBN), a 99.93% subsidiary of the Company, from Baht 1 million divided into 10,000 shares at par value of Baht 100 each to Baht 300 million divided into 3 million shares at par value of Baht 100 each. The newly issued capital of Baht 299 million divided into 2.99 million shares at par value of Baht 100 each, shall be issued and offered to the Company. After the capital increase, the Company will hold 2,999,993 shares in SBN and its percentage of holding at 99.99%. The proceed from capital increase will be used to fund the investment in transmission network.

   This transaction is not considered being the connected transaction and does not trigger the reporting requirement for the acquisition and disposition of assets of listed companies under the SET notification.

END